03005559

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, for January 24, 2003, Series 2003-1	333-72880

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
JAN 31 2003
WASH. D.C. 207 SECTION

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 24, 2003

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________________
Name:
Title: Exec Kevin M. Cloyd
Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

PRELIMINARY TERM SHEET

NEW CENTURY
MORTGAGE CORPORATION

New Century Home Equity Loan Trust 2003-1

$483,733,000 Offered Certificates

New Century Mortgage Securities, Inc
Depositor

New Century Mortgage Corporation
Originator & Master Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

SALOMON SMITH BARNEY
A member of citigroup

January 23, 2003

The information herein has been provided solely by Salomon Smith Barney ("SSB") based on information with respect to the mortgage loans provided by New Century ("NC") and its affiliates. Neither NC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission. All assumptions and information in this report reflect SSB's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, SSB does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. SSB (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, SSB may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required, prospectus supplement. Finally, SSB has not addressed the legal, accounting and tax implications of the analysis with respect to you, and SSB strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting SSB's Mortgage Trading Desk at (212) 723-6217.

NCHET 2003-1
$483,733,000

Structure Overview – Offered Certificates @ 28% CPR

To Maturity

Class	Approx. Size ($)	Status	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	394,884,000	NA	Float - Senior	1 mL	2.40	Act/360	1 –184	Feb. 2033	AAA / Aaa / AAA
M-1	32,578,000	Offered	Float – Mez	1 mL	5.29	Act/360	42 – 153	Feb. 2033	AA / Aa2 / AA
M-2	27,148,000	Offered	Float – Mez	1 mL	5.12	Act/360	39 –140	Feb. 2033	A / A2 / A
M-3	21,718,000	Offered	Float – Mez	1 mL	4.94	Act/360	38 – 122	Feb. 2033	BBB / Baa2 / BBB
M-4	7,405,000	Offered	Float – Mez	1 mL	4.64	Act/360	37 – 94	Feb. 2033	BBB- / Baa3 / BBB-

Structure Overview – Offered Certificates @ 28% CPR

To 10% Call

Class	Approx. Size ($)	Status	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	394,884,000	NA	Float - Senior	1 mL	2.20	Act/360	1 – 82	Feb. 2033	AAA / Aaa / AAA
M-1	32,578,000	Offered	Float – Mez	1 mL	4.81	Act/360	42 – 82	Feb. 2033	AA / Aa2 / AA
M-2	27,148,000	Offered	Float – Mez	1 mL	4.69	Act/360	39 – 82	Feb. 2033	A / A2 / A
M-3	21,718,000	Offered	Float – Mez	1 mL	4.63	Act/360	38 – 82	Feb. 2033	BBB / Baa2 / BBB
M-4	7,405,000	Offered	Float – Mez	1 mL	4.58	Act/360	37 – 82	Feb. 2033	BBB- / Baa3 / BBB-

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Certificates Offered:	Approximately $483,733,000 floating-rate Class A and Class M Certificates. The Class A and Class M Certificates are backed by adjustable- and fixed-rate, first lien sub-prime mortgage loans.
Depositor:	New Century Mortgage Securities, Inc., a Delaware Corporation
Originator and Master Servicer:	New Century Mortgage Corporation ("New Century")
Collection Advisor:	The Master Servicer is obligated to contract with a servicer rated RPS2 or better by Fitch to serve as collection advisor with respect to certain delinquent mortgage loans. Upon the occurrence of certain delinquency triggers set forth in the pooling and servicing agreement, the Master Servicer will be required to transfer servicing of such delinquent mortgage loans to the collection advisor pursuant to the terms of the collection advisory agreement. The collection advisor will service such delinquent mortgage loans until such time that such mortgage loans have been current for a period of six months or when the total amount of delinquent mortgage loans in the mortgage pool falls below the triggers set forth in the pooling and servicing agreement. All fees of the collection advisor will be paid pursuant to an arrangement with the Master Servicer and will not be payable from the assets of the trust. The Master Servicer may, in its sole discretion, terminate the collection advisor at any time after it receives a servicer rating of RPS3 or better by Fitch.
Trustee and Custodian:	Deutsche Bank National Trust Company

Timing:

Cut-off Date:	January 1, 2003
Expected Pricing Date:	On or about January 17, 2003
Expected Settlement Date:	On or about January 24, 2003
First Distribution Date:	February 25, 2003

Record Date:	The business day immediately preceding the Distribution Date.
Collateral:	Comprised of approximately 3,366 adjustable- and fixed-rate first-lien, conforming balance, mortgage loans with LTVs at origination not in excess of 95.00%, totaling approximately $493,605,115.
Structure:	Senior/Mezzanine/Overcollateralization
Non-Offered Certificates:	Class CE, Class P, and Class R Certificates will NOT be offered.

Class A Interest Distributions:

The pass-through rate for the Class A Certificates will equal the lesser of:
i) 1-month LIBOR + 49 bps
ii) the Net WAC Rate

"Net WAC Rate" for any Distribution Date and the offered certificates is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding mortgage loans, weighted based on their principal balances as of the first day of the related Due Period.

"Expense Adjusted Mortgage Rate" on any mortgage loan is equal to the then applicable mortgage rate on the mortgage loan as of the first day of the related Due Period minus the sum of (i) the servicing fee rate and (ii) the trustee fee rate of 0.51% per annum.

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Class M Interest Distributions:	The pass-through rate of the Class M Certificates will equal the lesser of: i) Class M-1: 1 month LIBOR + 1.05% Class M-2: 1 month LIBOR + 2.05% Class M-3: 1 month LIBOR + 3.50% Class M-4: 1 month LIBOR + 3.50% ii) Net WAC Rate
Interest Accrual Basis:	Actual/360
Interest Accrual Period:	The period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding the Distribution Date.
Delay Days:	0 days on all Certificates
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Class A Principal Distributions:	Until the Stepdown Date, the Class A Certificates will receive ALL of the principal collected on the mortgage pool plus any Excess Spread required to reach or maintain the Overcollateralization Target. After the Stepdown Date and assuming no Trigger Event occurs, principal distributed to the Class A Certificates will be an amount such that the Class A Certificate Principal Balance will have 40% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement.
Class M Principal Distributions:	The Class M Certificates will NOT receive any principal distributions until after the Stepdown Date unless the Class A Certificate balance is reduced to zero. Thereafter (assuming no Trigger Event occurs), principal will be shared among the Class M Certificates in the following order of priority, until each Class has 2x the original credit enhancement level of the current balance of the mortgage loans as credit enhancement (the required percentage for each Class is indicated herein): 1. Class M-1 Certificates until they have 26.80% of credit enhancement 2. Class M-2 Certificates until they have 15.80% of credit enhancement 3. Class M-3 Certificates until they have 7.00% of credit enhancement 4. Class M-4 Certificates until they have 4.00% of credit enhancement
Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Interest Carry Forward Amount:	For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the interest rate for such class.

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Net WAC Rate Carryover Amount: As:

i) the mortgage rates on most of the mortgage loans are either fixed or do not adjust for 2 or 3 years,
ii) the adjustable-rate mortgage loans adjust less frequently (adjust every 6 months) than the pass-through rates on the Certificates (adjust every month) and
iii) the adjustable-rate mortgage loans and the Certificates are based on different indices (6-month LIBOR and 1-month LIBOR, respectively),

the pass-through rates on the Class A and Class M Certificates may increase relative to the mortgage rates on the mortgage loans, thus requiring the application of the Net WAC Rate cap. If, on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Rate, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable interest rate not been subject to the Net WAC Rate, over (ii) the amount of pass-through such class of Certificates received on such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest distributions on the Offered Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC:	7.68%
Less Fees & Expenses[1]:	0.51%
Initial Certificate Coupon (Approx):	2.16%
Initial Excess Spread[2]:	5.01%

1) Includes Servicing fee rate and the Trustee fee rate.
2) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and
   (ii) The Certificate pass-through rates

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the mortgage loans over (b) the sum of the aggregate Certificate Principal Balance of the offered certificates and the Class P Certificates, after taking into account the distribution of principal described in Class A and Class M Principal Distribution sections.

Required Overcollateralization Target Amount: The Required Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is fully funded at issuance and is anticipated to be 2.00% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Target Amount, Excess Spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, the Class M Certificate Principal Balance, in order to maintain the Required Overcollateralization Target Amount. After the Stepdown Date, the Required Overcollateralization Target Amount may be reduced to 4.00% of the then current balance of the mortgage pool after applying payments received for the related Due Period, subject to a floor of 0.50% of the principal balance of the mortgage loans as of the Cut-Off Date, but only in the event that a Trigger Event has not occurred.

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Stepdown Date: The later to occur of (i) the 37th Distribution Date and (ii) the first Distribution Date on which the Senior Enhancement Percentage has met the Target Enhancement Percentage.

Credit Enhancement Percentages:

Class	S&P / Moody's / Fitch	Original Percentages	Stepdown Percentages
Class A	(AAA / Aaa / AAA)	20.00%	40.00%
Class M-1	(AA / Aa2 / AA)	13.40%	26.80%
Class M-2	(A / A2 / A)	7.90%	15.80%
Class M-3	(BBB / Baa2 / BBB)	3.50%	7.00%
Class M-4	(BBB- / Baa3 / BBB-)	2.00%	4.00%

Losses: Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will NOT be repaid on future distribution dates.

Senior Enhancement Percentage For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the Overcollateralization Amount, in each case before taking into account the distribution of principal on the Certificates on such Distribution Date by (y) the principal balance of the mortgage loans as of the last day of the related Due Period.

Target Enhancement Percentage: The Class A Certificates have met their target when the Senior Enhancement Percentage is greater than or equal to 40%

Triggers: Subject to final rating agency approval, with respect to any Distribution Date, a Trigger Event is in effect if:

i) The percentage obtained by dividing the principal amount of (x)(1) mortgage loans delinquent 60 days or more, (2) mortgage loans in foreclosure, (3) REO properties and (4) mortgage loans discharged due to bankruptcy, by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds 40% of the then current Senior Enhancement Percentage, or
ii) The aggregate amount of realized losses incurred since the Cut-Off date through the last day of the related Due Period divided by the Cut-Off date principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
February 2006 through January 2007	3.00%
February 2007 through January 2008	4.00%
February 2008 through January 2009	5.00%
February 2009 through January 2010	6.00%
February 2010 and thereafter	7.00%

Optional Termination: At its option, the Servicer may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the mortgage loans as of the Cut-Off Date. The Class A Certificates and Class M Certificates will be redeemed at par plus accrued interest.

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Step-up Coupon:

If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the Class A margin will increase to 2x its initial margin and the Class M-1, M-2, M-3 and M-4 margins will increase to 1.5x their related initial margins.

Prepayment Assumption:

The Class A and Class M Certificates will be priced assuming a prepayment rate of 28% for the life of the transaction.

Distribution Date:

Distribution of principal and interest on the Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in February 2003.

Distribution Priority:

Funds available for distribution, after reimbursements to the servicer and the trustee as permitted under the Pooling and Servicing Agreement, as follows:

1. Servicer Fees and Trustee Fees.
2. Available interest funds, as follows:
    a. current monthly Class A Interest Distributions, including any Interest Carryforward Amount to the Class A Certificates
    b. current monthly Class M Interest Distributions, but excluding any Interest Carryforward Amount to the Class M Certificates, in the following order of priority:
        i. Class M-1 Certificates
        ii. Class M-2 Certificates
        iii. Class M-3 Certificates
        iv. Class M-4 Certificates.
3. Available principal funds, as follows:
    a. to the Class A Certificates, an amount up to the Class A Principal Distribution for the Distribution Date until the principal balance of the Class A Certificates has been reduced to zero
    b. prior to the Stepdown Date, provided the principal balance on the Class A Certificates has been reduced to zero, or if a Trigger Event has occurred and is continuing:
        i. to the Class M-1 Certificates, until the principal balance of the Class M-1 Certificates has been reduced to zero
        ii. to the Class M-2 Certificates, until the principal balance of the Class M-2 Certificates has been reduced to zero
        iii. to the Class M-3 Certificates, until the principal balance of the Class M-3 Certificates has been reduced to zero
        iv. to the Class M-4 Certificates, until the principal balance of the Class M-4 Certificates has been reduced to zero
    c. after the Stepdown Date, if no Trigger Event has occurred, monthly principal to the Class A and the Class M Certificates as described in the Class A and the Class M Principal Distributions sections
4. Excess Spread to build/maintain the Overcollateralization Amount
5. Excess Spread to pay Interest Carryforward Amount on the Class M Certificates in the following order of priority:
    a. Class M-1 Certificates
    b. Class M-2 Certificates
    c. Class M-3 Certificates
    d. Class M-4 Certificates
6. Excess Spread to pay Prepayment Interest Shortfalls and Relief Act Shortfalls to the Class A and Class M Certificates.
7. Excess Spread to pay Net WAC Rate Carryover Amount to the offered certificates in the following order:
    a. Class A Certificates, to the extent not covered in 2a. above.

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Distribution Priority (contd.):	b. Class M-1 Certificates c. Class M-2 Certificates d. Class M-3 Certificates e. Class M-4 Certificates. 8. Any remaining amount is paid to the non-offered classes in accordance with the Pooling and Servicing Agreement.
P&I Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (a) expenses in connection with a foreclosed mortgage loan prior to the liquidation of that loan, (b) the costs of any judicial proceedings, including foreclosures and (c) the cost of managing and liquidating property acquired in relation to the loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay compensating interest up to the amount of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers.
Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	The Class A and Class M-1 Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). The Class M-2, M-3 and M-4 Certificates will NOT constitute "mortgage related securities" for purposes of SMMEA.
Form of Registration	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations	$100,000 and integral multiples of $1 in excess thereof.
Underwriters	Salomon Smith Barney as Lead manager and Morgan Stanley Dean Witter as Co-Lead Manager.

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Preliminary Summary of Terms

Company Profile:

New Century Mortgage Corp. is a wholly-owned subsidiary of New Century Financial Corporation, a public company (ticker: "NCEN" on NASDAQ). New Century is a leading nationwide specialty mortgage banking company that originates, purchases, sells and services residential mortgage loans secured primarily by first mortgages on single-family residences. New Century was incorporated in Delaware in November 1995 and commenced lending operations in February 1996. As of September 30, 2002, the originator was originating mortgage loans through 8 regional operating centers with 47 wholesale offices and 65 retail offices, with approximately 2,000 employees. As of September 30, 2002, New Century's wholesale division operated in 16 states through 10 regional operating centers and retail branch operations division operated through 69 sales offices located in 26 states

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Salomon Smith Barney Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
Evan Mitnick Vice President	(212) 723-6621	evan.mitnick@citigroup.com
Phil Seares Associate	(212) 723-1145	phil.seares@citigroup.com
Pavithra Jayaraman Associate	(212) 723-6386	pavithra.jayaraman@citigroup.com
Anthony Beshara Analyst	(212) 723-6906	anthony.beshara@citigroup.com

Salomon Smith Barney MBS Trading Contacts

Name:	Telephone:	E-Mail:
Jim De Mare Managing Director	(212) 723-6217	james.p.demare@citigroup.com
Matt Cherwin Vice President	(212) 723-6217	matthew.cherwin@citigroup.com
Michael Leung Vice President	(212) 723-6325	michael.leung@citigroup.com

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Net WAC CapTable

6-Month Libor is 1.39%, 1-Month Libor is 1.37%			
Period	Rate (%)	Period	Rate (%)
1	6.7232	42	7.3478
2	7.6837	43	7.1107
3	6.9401	44	7.1107
4	7.1714	45	7.3477
5	6.9400	46	7.1106
6	7.1713	47	7.3476
7	6.9400	48	7.1106
8	6.9399	49	7.1105
9	7.1712	50	7.8723
10	6.9399	51	7.1105
11	7.1712	52	7.3474
12	6.9398	53	7.1104
13	6.9398	54	7.3474
14	7.4184	55	7.1103
15	6.9398	56	7.1103
16	7.1711	57	7.3473
17	6.9397	58	7.1102
18	7.1710	59	7.3472
19	6.9397	60	7.1101
20	6.9396	61	7.1101
21	7.1709	62	7.6004
22	6.9396	63	7.1100
23	7.1709	64	7.3470
24	6.9395	65	7.1100
25	7.0982	66	7.3469
26	7.8587	67	7.1099
27	7.0982	68	7.1099
28	7.3348	69	7.3468
29	7.0981	70	7.1098
30	7.3347	71	7.3467
31	7.0981	72	7.1097
32	7.0981	73	7.1097
33	7.3346	74	7.8714
34	7.0980	75	7.1096
35	7.3346	76	7.3465
36	7.0980	77	7.1095
37	7.1109	78	7.3464
38	7.8727	79	7.1094
39	7.1108	80	7.1094
40	7.3478	81	7.3463
41	7.1108	82	7.1093

6-Month Libor is 20.00%, 1-Month Libor is 20.00%			
Period	Rate (%)	Period	Rate (%)
1	6.7232	43	11.8015
2	7.7321	44	11.8021
3	7.0276	45	12.1961
4	7.2769	46	11.8033
5	7.0422	47	12.1974
6	7.2770	48	11.8046
7	7.0423	49	12.6311
8	7.0424	50	13.9853
9	7.2772	51	12.6326
10	7.0425	52	13.0545
11	7.2773	53	12.6342
12	7.0426	54	13.0562
13	7.0426	55	12.6811
14	7.5284	56	12.6819
15	7.0427	57	13.1055
16	7.2776	58	12.6835
17	7.0429	59	13.1072
18	7.2777	60	12.6852
19	7.0430	61	12.7186
20	7.0430	62	13.5966
21	7.2779	63	12.7203
22	7.0431	64	13.1451
23	7.2780	65	12.7219
24	7.0433	66	13.1469
25	8.2082	67	12.7236
26	9.0878	68	12.7245
27	8.2084	69	13.1495
28	8.4822	70	12.7262
29	8.2087	71	13.1513
30	8.4824	72	12.7279
31	9.3741	73	12.7288
32	9.3744	74	14.0936
33	9.6871	75	12.7306
34	9.3749	76	13.1559
35	9.6877	77	12.7324
36	9.3754	78	13.1577
37	10.5870	79	12.7342
38	11.7218	80	12.7351
39	10.5878	81	13.1605
40	10.9412	82	12.7369
41	10.5887	83	13.1624
42	10.9420		

Assumptions: Collateral is priced to Call @ 28% CPR

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Sensitivity Analysis – To Maturity

CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A1					
Avg. Life (yrs)	18.71	4.67	**2.40**	1.72	1.03
Window (mo)	360	306	**184**	143	32
Expected Final Mat.	Jan 2033	July 2028	**May 2018**	Dec 2014	Sept 2005
Class M-1					
Avg. Life (yrs)	26.34	9.35	**5.29**	4.99	4.46
Window (mo)	94	222	**112**	73	74
Expected Final Mat.	Nov 2032	July 2025	**Oct 2015**	Dec 2012	Oct 2011
Class M-2					
Avg. Life (yrs)	26.33	9.27	**5.12**	4.47	4.64
Window (mo)	93	203	**102**	68	34
Expected Final Mat.	Oct 2032	Dec 2023	**Sept 2014**	Jan 2012	Aug 2009
Class M-3					
Avg. Life (yrs)	26.31	9.07	**4.94**	4.18	3.81
Window (mo)	91	175	**85**	57	30
Expected Final Mat.	Aug 2032	Aug 2021	**March 2013**	Nov 2010	Oct 2008
Class M-4					
Avg. Life (yrs)	26.21	8.59	**4.64**	3.89	3.42
Window (mo)	84	128	**58**	35	16
Expected Final Mat.	Jan 2032	Sept 2017	**Novt 2010**	Jan 2009	June 2007

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Sensitivity Analysis – To 10% Call

CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A1					
Avg. Life (yrs)	18.65	4.34	**2.20**	1.56	1.03
Window (mo)	343	155	**82**	63	32
Expected Final Mat.	Aug 2031	Dec 2015	**Nov 2009**	April 2008	Sept 2005
Class M-1					
Avg. Life (yrs)	26.19	8.52	**4.81**	4.61	3.27
Window (mo)	79	107	**41**	17	15
Expected Final Mat.	Aug 2031	Dec 2015	**Nov 2009**	April 2008	Nov 2006
Class M-2					
Avg. Life (yrs)	26.19	8.52	**4.69**	4.13	3.84
Window (mo)	79	107	**44**	23	1
Expected Final Mat.	Aug 2031	Dec 2015	**Nov 2009**	April 2008	Nov 2006
Class M-3					
Avg. Life (yrs)	26.19	8.52	**4.63**	3.93	3.63
Window (mo)	79	107	**45**	26	7
Expected Final Mat.	Aug 2031	Dec 2015	**Nov 2009**	April 2008	Nov 2006
Class M-4					
Avg. Life (yrs)	26.18	8.48	**4.58**	3.84	3.39
Window (mo)	79	107	**46**	26	9
Expected Final Mat.	Aug 2031	Dec 2015	**Nov 2009**	April 2008	Nov 2006

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,366	
Total Outstanding Loan Balance		$493,605,114.65	
Average Loan Principal Balance		$146,644.42	$33,978 - $499,000
WA Coupon		7.68%	4.38% - 13.50%
ARM Characteristics			
Margin		6.51%	
First Periodic Cap		1.53%	
Subsequent Periodic Cap		1.52%	
Lifetime Max		14.70%	
Lifetime Min		7.70%	
WA Original Term (mo.)		357	120 – 360
WA Remaining Term (mo.)		356	119 – 360
WA Original LTV		77.99%	7.38% – 95.00%
WA FICO		597	500 - 809
1st Liens (%)		100.00%	
Balloons (%)		0.00%	
Loan Type			
Fixed		14.99%	
1Mo. LIBOR/IO		1.51%	
2Y/6Mo. LIBOR		80.30%	
3Y/6Mo. LIBOR		3.20%	
Property Type			
Single Family		75.09%	
2-4 Family		9.73%	
Condo		5.47%	
PUD		8.62%	
Manufactured Housing		1.09%	
Occupancy Status			
Primary Home		93.53%	
Second Home		0.15%	
Investment		6.32%	
Loan Purpose			
Cash-out Refinance		66.15%	
Purchase		18.68%	
Rate/Term Refi		15.17%	
Geographic Distribution			
	CA	38.12%	
	IL	6.54%	
	FL	6.07%	
	MI	5.48%	
	CO	4.17%	

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Origination Date.*

Original Mortgage Loan Principal Balances

Range of Balances ($)	Number of Mortgage Loans	Origination Date Loan Balance ($)	% of Origination Date Loan Balance
$25,000.01 - $50,000.00	169	$7,232,031.00	1.46%
50,000.01 - 75,000.00	393	24,779,010.00	5.02
75,000.01 - 100,000.00	505	44,509,129.00	9.01
100,000.01 - 125,000.00	414	46,663,376.00	9.45
125,000.01 - 175,000.00	787	117,609,395.00	23.82
175,000.01 - 200,000.00	325	61,041,036.00	12.36
200,000.01 - 225,000.00	263	56,194,909.00	11.38
225,000.01 - 250,000.00	194	46,163,735.00	9.35
250,000.01 - 275,000.00	154	40,503,017.00	8.20
275,000.01 - 300,000.00	131	37,715,042.00	7.64
300,000.01 - 322,700.00	6	1,878,610.00	0.38
322,700.01 - 350,000.00	9	3,037,017.00	0.62
350,000.01 - 375,000.00	6	2,196,750.00	0.44
375,000.01 - 400,000.00	5	1,967,400.00	0.40
400,000.01 - 425,000.00	1	424,960.00	0.09
425,000.01 - 450,000.00	3	1,327,750.00	0.27
475,000.01 - 500,000.00	1	499,000.00	0.10
Total	3,366	$493,742,167.00	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Current Mortgage Loan Principal Balances

Range of Balances ($)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
$25,000.01 - $50,000.00	169	$7,229,658.01	1.46%
50,000.01 - 75,000.00	393	24,773,930.12	5.02
75,000.01 - 100,000.00	505	44,499,051.78	9.02
100,000.01 - 125,000.00	415	46,776,364.55	9.48
125,000.01 - 175,000.00	787	117,630,752.54	23.83
175,000.01 - 200,000.00	324	60,847,507.11	12.33
200,000.01 - 225,000.00	263	56,177,984.54	11.38
225,000.01 - 250,000.00	194	46,147,206.34	9.35
250,000.01 - 275,000.00	154	40,491,494.00	8.20
275,000.01 - 300,000.00	131	37,702,790.92	7.64
300,000.01 - 322,700.00	6	1,877,833.20	0.38
322,700.01 - 350,000.00	9	3,036,279.60	0.62
350,000.01 - 375,000.00	6	2,196,414.95	0.44
375,000.01 - 400,000.00	5	1,967,400.00	0.40
400,000.01 - 425,000.00	1	424,960.00	0.09
425,000.01 - 450,000.00	3	1,326,486.99	0.27
475,000.01 - 500,000.00	1	499,000.00	0.10
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.000% - 4.499%	6	$1,232,300.00	0.25%
4.500 - 4.999	16	2,927,958.00	0.59
5.000 - 5.499	12	3,076,067.43	0.62
5.500 - 5.999	77	13,039,137.56	2.64
6.000 - 6.499	128	22,485,531.20	4.56
6.500 - 6.999	669	113,211,945.72	22.94
7.000 - 7.499	394	60,481,472.33	12.25
7.500 - 7.999	841	125,965,321.28	25.52
8.000 - 8.499	306	41,445,504.09	8.40
8.500 - 8.999	491	61,834,868.90	12.53
9.000 - 9.499	130	14,733,426.64	2.98
9.500 - 9.999	164	19,265,840.39	3.90
10.000 - 10.499	54	6,090,605.90	1.23
10.500 - 10.999	41	4,411,049.80	0.89
11.000 - 11.499	18	1,867,793.48	0.38
11.500 - 11.999	14	1,284,296.26	0.26
12.000 - 12.499	4	206,395.67	0.04
13.500 - 13.999	1	45,600.00	0.01
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Original Term to Maturity

Original Term to Maturity (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
097 - 132	4	$200,527.13	0.04%
169 - 204	69	5,481,103.13	1.11
205 - 240	22	1,879,499.08	0.38
277 - 312	36	7,500,464.44	1.52
349 - 360	3,235	478,543,520.87	96.95
Total	3,366	$493,605,114.65	100.00%

Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
097 - 132	4	$200,527.13	0.04%
169 - 204	69	5,481,103.13	1.11
205 - 240	22	1,879,499.08	0.38
277 - 312	36	7,500,464.44	1.52
349 - 360	3,235	478,543,520.87	96.95
Total	3,366	$493,605,114.65	100.00%

Seasoning

Seasoning (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
000 - 006	3,366	$493,605,114.65	100.00%
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Original Loan-to-Value Ratio

Range of Original LTV Ratio (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0.00% - 50.00%	136	$14,513,280.73	2.94%
50.01 - 55.00	71	9,890,476.57	2.00
55.01 - 60.00	116	16,106,568.69	3.26
60.01 - 65.00	183	25,374,401.81	5.14
65.01 - 70.00	273	38,419,237.06	7.78
70.01 - 75.00	424	58,468,085.90	11.85
75.01 - 80.00	959	140,132,899.35	28.39
80.01 - 85.00	641	95,724,510.46	19.39
85.01 - 90.00	457	76,637,007.62	15.53
90.01 - 95.00	106	18,338,646.46	3.72
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Investor	236	$31,179,186.77	6.32%
Primary	3,122	461,687,628.47	93.53
Second Home	8	738,299.41	0.15
Total	3,366	$493,605,114.65	100.00%

Property Type

Property Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
2-4 Unit	247	$48,027,490.70	9.73%
Condo	192	27,003,536.05	5.47
Manufactured Housing	60	5,359,620.69	1.09
Pud Attached	62	8,675,835.76	1.76
Pud Detached	213	33,866,857.10	6.86
Single Family	2,592	370,671,774.35	75.09
Total	3,366	$493,605,114.65	100.00%

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Cash-out Refinance	2,217	$326,541,866.36	66.15%
Purchase	619	92,181,346.29	18.68
Rate-term Refinance	530	74,881,902.00	15.17
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Documentation Type

Documentation Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Full Doc	1,364	$195,325,392.88	39.57%
Full Doc-2 yr W2/Tax	787	104,597,368.51	21.19
Limited-12 mo bk stmt	136	20,539,224.04	4.16
Stated	1,079	173,143,129.22	35.08
Total	3,366	$493,605,114.65	100.00%

Credit Grade

Credit Grade	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
A+	1,797	$276,552,314.52	56.03%
A+MO	257	34,093,483.77	6.91
A-	574	83,360,952.02	16.89
A-MO	12	1,792,178.96	0.36
B	412	56,817,118.87	11.51
C	159	18,892,662.36	3.83
C-	33	4,629,161.87	0.94
C-HS	17	2,276,682.95	0.46
FICO	104	15,050,159.33	3.05
Unknown	1	140,400.00	0.03
Total	3,366	$493,605,114.65	100.00%

Loan Type

Loan Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
1m Libor Int Only	35	$7,449,264.44	1.51%
2y/6m Libor	2,626	396,375,754.89	80.30
3y/6m Libor	108	15,778,380.70	3.20
Fixed	597	74,001,714.62	14.99
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Geographical Distribution

State	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Alabama	23	$1,916,303.55	0.39%
Arizona	74	8,421,165.29	1.71
Arkansas	8	498,877.50	0.10
California	992	188,169,399.23	38.12
Colorado	133	20,569,930.50	4.17
Connecticut	48	7,350,496.54	1.49
Delaware	3	426,550.00	0.09
District of Columbia	16	2,703,334.54	0.55
Florida	255	29,960,108.77	6.07
Hawaii	4	853,725.74	0.17
Idaho	35	3,803,897.61	0.77
Illinois	206	32,302,775.56	6.54
Indiana	59	5,444,032.40	1.10
Iowa	20	2,178,381.91	0.44
Kansas	12	1,312,116.85	0.27
Kentucky	11	979,961.39	0.20
Louisiana	12	871,590.25	0.18
Maine	11	1,131,883.81	0.23
Maryland	31	4,989,140.32	1.01
Massachusetts	106	20,395,081.95	4.13
Michigan	245	27,036,532.86	5.48
Minnesota	52	7,016,987.92	1.42
Mississippi	24	2,084,491.90	0.42
Missouri	66	6,180,591.62	1.25
Montana	6	968,836.95	0.20
Nebraska	13	996,675.00	0.20
Nevada	36	5,690,793.91	1.15

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Geographical Distribution

State	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
New Hampshire	12	1,726,278.19	0.35
New Jersey	63	11,605,062.26	2.35
New Mexico	19	1,949,331.51	0.39
New York	78	14,739,783.24	2.99
North Carolina	34	3,588,554.86	0.73
Ohio	71	6,888,662.45	1.40
Oklahoma	14	1,234,853.24	0.25
Oregon	38	5,312,688.41	1.08
Pennsylvania	50	4,851,396.14	0.98
Rhode Island	29	4,192,796.32	0.85
South Carolina	31	3,513,188.82	0.71
South Dakota	2	162,000.00	0.03
Tennessee	38	3,936,958.49	0.80
Texas	206	20,171,931.81	4.09
Utah	22	3,148,463.69	0.64
Vermont	1	150,100.00	0.03
Virginia	54	8,569,085.15	1.74
Washington	65	9,800,709.06	1.99
West Virginia	3	315,543.13	0.06
Wisconsin	33	3,331,714.01	0.67
Wyoming	2	162,350.00	0.03
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Gross Margins

Range of Gross Margins (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
1.000% - 1.499%	2	$361,000.00	0.09%
2.000 - 2.499	1	139,879.46	0.03
3.000 - 3.499	9	1,521,750.00	0.36
3.500 - 3.999	25	5,579,775.43	1.33
4.000 - 4.499	2	417,739.01	0.10
4.500 - 4.999	2	439,633.73	0.10
5.000 - 5.499	1	64,000.00	0.02
5.500 - 5.999	24	3,862,662.74	0.92
6.000 - 6.499	1,638	254,917,172.50	60.75
6.500 - 6.999	516	76,621,905.74	18.26
7.000 - 7.499	526	72,064,568.37	17.17
7.500 - 7.999	23	3,613,313.05	0.86
Total	2,769	$419,603,400.03	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Next Interest Adjustment Date

Next Interest Adjustment Date	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Jan 2003-Mar 2003	35	$7,449,264.44	1.78%
Jul 2004-Sep 2004	1	179,499.91	0.04
Oct 2004-Dec 2004	761	122,774,585.37	29.26
Jan 2005-Mar 2005	1,864	273,421,669.61	65.16
Oct 2005-Dec 2005	30	4,690,048.70	1.12
Jan 2006-Mar 2006	78	11,088,332.00	2.64
Total	2,769	$419,603,400.03	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Maximum Rates

Range of Maximum Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
12.000% - 12.499%	35	$7,449,264.44	1.78%
12.500 - 12.999	78	13,071,865.27	3.12
13.000 - 13.499	129	22,565,531.20	5.38
13.500 - 13.999	462	80,799,939.82	19.26
14.000 - 14.499	330	52,153,470.63	12.43
14.500 - 14.999	694	108,526,555.40	25.86
15.000 - 15.499	255	36,544,142.41	8.71
15.500 - 15.999	419	55,573,581.74	13.24
16.000 - 16.499	114	13,185,541.36	3.14
16.500 - 16.999	148	17,989,434.53	4.29
17.000 - 17.499	49	5,563,835.92	1.33
17.500 - 17.999	32	3,870,474.80	0.92
18.000 - 18.499	15	1,658,547.45	0.40
18.500 - 18.999	7	542,496.52	0.13
> 19.000%	2	108,718.54	0.03
Total	2,769	$419,603,400.03	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Minimum Rates

Range of Minimum Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.000% - 4.499%	6	$1,232,300.00	0.29%
4.500 - 4.999	16	2,927,958.00	0.70
5.000 - 5.499	12	3,076,067.43	0.73
5.500 - 5.999	77	13,039,137.56	3.11
6.000 - 6.499	128	22,485,531.20	5.36
6.500 - 6.999	463	80,884,106.54	19.28
7.000 - 7.499	330	52,176,670.63	12.43
7.500 - 7.999	693	108,486,092.80	25.85
8.000 - 8.499	254	36,321,576.02	8.66
8.500 - 8.999	420	55,734,206.24	13.28
9.000 - 9.499	115	13,399,657.75	3.19
9.500 - 9.999	149	18,030,772.63	4.30
10.000 - 10.499	50	5,629,085.92	1.34
10.500 - 10.999	32	3,870,474.80	0.92
11.000 - 11.499	15	1,658,547.45	0.40
11.500 - 11.999	7	542,496.52	0.13
12.000 - 12.499	2	108,718.54	0.03
Total	2,769	$419,603,400.03	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
1.000	10	$987,383.81	0.24%
1.500	2,721	410,822,364.13	97.91
2.000	3	344,387.65	0.08
2.995	2	400,500.00	0.10
3.000	32	6,898,444.44	1.64
3.055	1	150,320.00	0.04
Total	2,769	$419,603,400.03	100.00%

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
1.00	14	$1,543,984.76	0.37%
1.50	2,720	410,610,150.83	97.86
3.00	35	7,449,264.44	1.78
Total	2,769	$419,603,400.03	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

Prepayment Penalty Term

Prepay Penalty Term (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0	836	$113,249,191.58	22.94%
6	1	133,700.00	0.03
12	177	32,917,280.70	6.67
24	1903	288,667,264.10	58.48
36	449	58,637,678.27	11.88
Total	3,366	$493,605,114.65	100.00%

Credit Score Distribution

Credit Score Range	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
500 - 525	479	$62,127,201.39	12.59%
526 - 550	508	71,519,421.03	14.49
551 - 575	489	69,557,489.01	14.09
576 - 600	446	65,888,841.67	13.35
601 - 625	456	69,122,613.14	14.00
626 - 650	409	62,022,589.48	12.57
651 - 675	282	43,815,447.79	8.88
676 - 700	121	19,703,312.17	3.99
701 - 725	80	14,237,363.85	2.88
726 - 750	63	10,302,240.27	2.09
751 - 775	23	3,823,125.66	0.77
776 - 800	7	1,049,497.94	0.21
801 - 825	3	435,971.25	0.09
Total	3,366	$493,605,114.65	100.00%

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact your Salomon Smith Barney Financial Advisor immediately.